Exhibit 99.1
This document contains certain supplemental financial information, described in the following notes, which has been determined by methods other than Accounting Principles Generally Accepted in the United States of America (“GAAP”) that management uses in its analysis of the Company’s performance. Management believes these non-GAAP financial measures provide information useful to investors in understanding the underlying operational performance of the Company, its business and performance trends and facilitates comparisons with the performance of others in the financial services industry.
Supplemental Performance Measurements — Average Tangible Assets, Average Tangible Equity and Tangible Book Value.
The information below provides specific definitions of non-GAAP measurements utilized in our overview schedule under the financial summary section of Item 2. — Management’s Discussion and Analysis of Financial Condition and Results of Operations.
     Returns on average tangible assets and average tangible equity are computed, on an annualized basis, as follows:
Return on average tangible assets is computed by dividing net income, as reported plus amortization of identifiable intangible assets, net of taxes by average total assets less average goodwill and average identifiable intangible assets.
Return on average tangible equity is computed by dividing net income, as reported plus amortization of identifiable intangible assets, net of taxes by average total stockholders’ equity less average goodwill and average identifiable intangible assets.

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(dollars in thousands)	2005	2004	2005	2004
Net Income, as Reported	$237,296	$119,728	$738,397	$331,244
Add: Amortization of Identifiable Intangible Assets, Net of Taxes	5,982	1,986	17,854	3,756

Net Income, as Adjusted	$243,278	$121,714	$756,251	$335,000

Average Assets	$58,731,915	$27,185,413	$60,134,351	$24,291,901
Less: Average Goodwill	5,885,957	1,003,007	5,884,029	712,529
Less: Average Identifiable Intangible Assets	128,882	48,328	138,103	30,896

Average Tangible Assets	$52,717,076	$26,134,078	$54,112,219	$23,548,476

Average Stockholders’ Equity	$9,293,861	$2,422,116	$9,161,643	$1,963,594
Less: Average Goodwill	5,885,957	1,003,007	5,884,029	712,529
Less: Average Identifiable Intangible Assets	128,882	48,328	138,103	30,896

Average Tangible Equity	$3,279,022	$1,370,781	$3,139,511	$1,220,169

Return on Average Tangible Assets	1.83%	1.85%	1.87%	1.90%
Return on Average Tangible Equity	29.43%	35.32%	32.21%	36.67%
TANGIBLE BOOK VALUE
Tangible book value is calculated by dividing period end stockholders’ equity, less period end goodwill and identifiable intangible assets, by period end common shares outstanding.

	September 30,	September 30,
(In thousands, except per share amounts)	2005	2004
Period End Stockholders’ Equity Inclusive of Accumulated Other Comprehensive (Loss)/Income	$9,264,545	$2,462,799
Less: Goodwill and Identifiable Intangible Assets	6,037,896	1,050,379

Period End Stockholders’ Equity Less Intangible Assets	$3,226,649	$1,412,420

End of Period Common Shares Outstanding	477,967	259,491
Tangible Book Value	$6.75	$5.44

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